EXHIBIT 21




                         LIST OF SUBSIDIARIES


     The Partnership was a partner of the following joint ventures:
JMB/Owings Mills Associates, an Illinois general partnership, which formerly held an interest in the Owings Mills Shopping Center, Carlyle-XVI Associates, L.P., a Delaware limited partnership, which was a partner in JMB/125 Broad Building Associates, an Illinois general partnership; 260 Franklin Street Associates, an Illinois general partnership which owned title to the 260 Franklin Street office building, located in Boston Massachusetts; JMB/NewPark Associates, an Illinois general partnership, which was a partner in NewPark Associates, a California general partnership which held title to the NewPark Mall in Newark, California; JMB/Hahn PDTC Associates, L.P., a California Limited Partnership, which held title to Palm Desert Town Center located in Palm Desert (Palm Springs), California. The Partnership also owned a 50% interest in Carlyle/Palm Desert, Inc., a corporation which was a partner in JMB/Hahn PDTC Associates, L.P., a 40% interest in Carlyle Advisors, Inc., a corporation which was the General Partner in JMB/125 Broad Building Associates and a 40% interest in Carlyle Partners, Inc., a corporation which was a partner in Carlyle-XVI Associates, L.P. Reference is made to the Notes for a description of the terms of such venture partnerships.